EXHIBIT 99.1

PRESS RELEASE

Banro Provides Corporate Update

Toronto, Canada – April 9, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") announces several changes to its board of directors effective immediately.

Mr. Bernard van Rooyen, a Banro director since 1997, will assume the role of Board Chairman and Dr. Peter Ruxton, Banro director since October 2010, has resigned from the board to pursue other business interests.

“We are very pleased that Bernard has accepted the role as Chairman of the Banro board,” commented CEO Simon Village. “Bernard has been an invaluable member of the board since 1997 and continues to be actively involved as Banro moves toward its goal of being a low cost gold producer in Central Africa.  The board and management would also like to thank Dr. Ruxton for his service and wish him success in his other endeavours.”

Banro’s Board of Directors is now comprised of Mr. Bernard van Rooyen, Chairman; Mr. Simon Village, President and CEO; Mr. Arnold Kondrat, Founder and Executive Vice President; Mr. Peter Cowley; Mr. John Clarke; and Mr. Richard Lachcik.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.  The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, follow us on Twitter (@banrocorp) or contact:
Simon Village, President & CEO, United Kingdom, Tel: +44 (0) 788 405 4012,
or
Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,
or
Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938, info@banro.com